UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 3, 2016

Brocade Communications Systems, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-25601	77-0409517
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

130 Holger Way

San Jose, CA 95134-1376

(Address, including zip code, of principal executive offices)

(408) 333-8000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement with Ruckus Wireless

On April 3, 2016, Brocade Communications Systems, Inc., a Delaware corporation (“Brocade”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Ruckus Wireless, Inc., a Delaware corporation (“Ruckus”), and Stallion Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Brocade (“Purchaser”).

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Purchaser will commence an exchange offer (the “Offer”) to purchase any and all outstanding shares of common stock of Ruckus (the “Ruckus Shares”), with each Ruckus Share accepted by Purchaser in the Offer to be exchanged for the right to receive (i) $6.45 in cash and (ii) 0.75 of a validly issued, fully paid and non-assessable share of Brocade common stock, plus cash in lieu of any fractional shares of Brocade common stock, in each case, without interest and subject to any applicable withholding of taxes ((i) and (ii) together, the “Offer Consideration”). The obligation of Brocade and Purchaser to consummate the Offer is subject to, among other conditions, the condition that there be validly tendered and not validly withdrawn prior to the expiration of the Offer a number of Ruckus Shares that, together with the Ruckus Shares (if any) owned by Brocade and Purchaser or any of their subsidiaries, represent at least a majority of the Ruckus Shares outstanding as of the scheduled expiration of the Offer (such condition, the “Minimum Condition”). As soon as practicable following the closing of the Offer, on the terms and subject to the conditions set forth in the Merger Agreement, Purchaser will be merged with and into Ruckus, with Ruckus surviving the merger (the “Merger”) as a wholly-owned subsidiary of Brocade, and each issued and outstanding Ruckus Share, other than Ruckus Shares held in treasury of Ruckus, Ruckus Shares owned by Brocade or any of its subsidiaries (including Purchaser) or Ruckus Shares owned by stockholders who have validly exercised their appraisal rights under Delaware law, will be converted into the right to receive the Offer Consideration.

In addition to the Minimum Condition, completion of the Offer is subject to the satisfaction or waiver of a number of other customary conditions, including, without limitation, the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the effectiveness of a registration statement on Form S-4 registering the shares of Brocade common stock to be issued as consideration in connection with the Offer and the Merger. The Merger Agreement contemplates that, if the Offer is completed, the Merger will be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). Section 251(h) of the DGCL provides that following the consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, the Merger will be effected without a vote of the holders of Ruckus Shares.

Each of Brocade, Ruckus and Purchaser has made customary representations and warranties and covenants in the Merger Agreement, including covenants to use their respective reasonable best efforts to effect the transaction, including securing required regulatory approvals. In addition, Ruckus has agreed to other customary covenants, including, among others, covenants to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and the closing of the Merger, and not to solicit alternative transactions or, subject to certain exceptions, not to enter into discussions concerning, or provide confidential information in connection with, an alternative transaction.

The Merger Agreement contains termination rights for each of Brocade and Ruckus, including, among others, if the acceptance time for the Offer does not occur on or before August 3, 2016, subject to extension for an additional two-month period in certain circumstances. Upon termination of the Merger Agreement under specified circumstances, including (1) a termination by Ruckus to enter into an agreement for an alternative transaction in connection with a superior proposal that did not result from a breach of the non-solicitation provisions and with respect to which the board of directors of Ruckus concludes that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties, or (2) termination by Brocade following a change of recommendation by the board of directors of Ruckus, Ruckus would be required to pay Brocade a termination fee of $50 million (“Termination Fee”). Under certain additional circumstances described in the Merger Agreement, Ruckus must also pay Brocade the Termination Fee if the Merger Agreement is terminated, a competing acquisition proposal has previously been made, and within 12 months following such termination, Ruckus enters into an agreement for an alternative change of control transaction (which fee is payable upon entering into an alternative agreement or, in certain circumstances, upon consummation of an alternative transaction).

The respective boards of directors of Brocade and Ruckus have approved the Merger Agreement, the Offer and the Merger. The board of directors of Ruckus has also resolved to recommend that holders of Ruckus Shares accept the Offer and tender their Ruckus Shares to Purchaser pursuant to the Offer.

The foregoing summary of certain terms of the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and which is incorporated herein by reference. The Merger Agreement has been incorporated herein by reference to provide information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Brocade, Ruckus or Purchaser in any public reports filed with the U.S. Securities and Exchange Commission (the “SEC”) by Brocade or Ruckus. The representations, warranties, covenants and agreements contained in the Merger Agreement were made only for purposes of the Merger Agreement as of specific dates, were solely for the benefit of the parties to the Merger Agreement and may be subject to limitations agreed upon by the contracting parties, including being qualified by information in confidential disclosure schedules provided by each of Ruckus and Brocade to each other in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the parties thereto, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts with respect to the parties thereto. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable to investors under federal securities laws. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Brocade’s or Ruckus’s public disclosures. Therefore, the Merger Agreement is included with this Current Report on Form 8-K only to provide investors with information regarding the terms of the Merger Agreement and not to provide investors with any other factual information regarding the parties thereto or their respective businesses.

Support Agreement

Concurrently with the execution of the Merger Agreement, Ruckus’s President and Chief Executive Officer Selina Lo entered into a support agreement with Brocade and Purchaser (the “Support Agreement”), pursuant to which she has agreed, among other things, to tender the Ruckus Shares beneficially owned by her into the Offer. The Support Agreement will terminate upon the earliest to occur of (i) the effective time of the Merger, (ii) the date that the Merger Agreement is terminated in accordance with its terms, (iii) the termination or withdrawal of the Offer by Brocade or Purchaser, (iv) any modification, change or amendment of, or any waiver of Ruckus’s rights under or conditions set forth in, the Merger Agreement or the Offer, without the prior written consent of Ms. Lo, that results in any decrease in the amount of the Offer Consideration, and (v) such other date as the parties to such Support Agreement otherwise mutually agree in writing to terminate the Support Agreement.

The foregoing summary of certain terms of the Support Agreement does not purport to be complete and is qualified in its entirety by the full text of the Support Agreement, a copy of which is filed as Exhibit 99.1 to this Current Report on Form 8-K and which is incorporated herein by reference.

Commitment Letter

On April 3, 2016, Brocade entered into a commitment letter (the “Commitment Letter”) with Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Deutsche Bank AG New York Branch, Deutsche Bank

Securities Inc., SunTrust Bank and SunTrust Robinson Humphrey, Inc. (collectively, the “Commitment Parties”), pursuant to which the Commitment Parties have committed to provide a term loan facility of $800.0 million and a revolving credit facility of $100.0 million (collectively, the “Financing”). The Commitment Parties’ commitment to provide the Financing is subject to the satisfaction of certain conditions, including the negotiation of definitive documentation for the Financing and other customary closing conditions. The proceeds of the Financing would be used to (i) finance a portion of the Offer and related Merger pursuant to the Merger Agreement, (ii) pay fees and expenses related to the Offer, the Merger and the Financing, (iii) finance the repurchase of shares of common stock of Brocade and (iv) finance ongoing working capital requirements and other general corporate purposes. Brocade will pay customary fees and expenses in connection with obtaining the Commitment Letter and the Financing and has agreed to indemnify the lenders if certain losses are incurred by the lenders in connection therewith.

The foregoing summary of certain terms of the Commitment Letter does not purport to be complete and is qualified in its entirety by the full text of the Commitment Letter, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and which is incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On April 4, 2016, Brocade and Ruckus issued a joint press release announcing their entry into the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.2 and incorporated herein by reference.

On April 4, 2016, Brocade and Ruckus held an investor call relating to the transactions contemplated by the Merger Agreement. A copy of the investor presentation referenced during that call is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

The information under this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.2 and Exhibit 99.3, is being furnished under Item 7.01 and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act on 1934, as amended (the “Exchange Act”), or otherwise subject to liability of that section nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific reference in such filing.

Item 8.01	Other Events.

On April 3, 2016, Brocade’s Board of Directors authorized an additional $800.0 million for future repurchases of Brocade’s common stock. The timing and amounts of specific purchases will be determined by Brocade from time to time based on Brocade’s cash balances, the trading price of Brocade’s common stock, general business and market conditions, and other factors, including alternative investment opportunities.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of April 3, 2016, among Ruckus Wireless, Inc., Brocade Communications Systems, Inc. and Stallion Merger Sub Inc.*

10.1	Commitment Letter, dated as of April 3, 2016, among Brocade Communications Systems, Inc., Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., SunTrust Bank and SunTrust Robinson Humphrey, Inc.

Exhibit Number	Description

99.1	Support Agreement, dated as of April 3, 2016, among Brocade Communications Systems, Inc., Stallion Merger Sub Inc. and Selina Lo

99.2	Joint press release issued by Brocade Communications Systems, Inc. and Ruckus Wireless, Inc. on April 4, 2016

99.3	Investor presentation of Brocade Communications Systems, Inc. and Ruckus Wireless, Inc., dated April 4, 2016

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Brocade undertakes to furnish supplemental copies of any of the omitted schedules or exhibits upon request by the Securities and Exchange Commission.

Additional Information and Where to Find It

The exchange offer referenced in this Current Report on Form 8-K has not yet commenced. This Current Report on Form 8-K is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Brocade and Purchaser will file with the SEC. At the time the exchange offer is commenced, Brocade and Purchaser will file a tender offer statement on Schedule TO and may later file amendments thereto, Brocade will file a registration statement on Form S-4 and may later file amendments thereto, and Ruckus will file a Solicitation/Recommendation Statement on Schedule 14D-9 and may later file amendments thereto, in each case, with the SEC with respect to the exchange offer. Brocade and Ruckus may also file other documents with the SEC regarding the transaction. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. RUCKUS STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF RUCKUS SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Ruckus Shares at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Brocade’s Investor Relations department at (408) 333-0233 or at IR@Brocade.com.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, Brocade and Ruckus file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Brocade and Ruckus at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Brocade’s and Ruckus’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This Current Report contains forward-looking statements that involve a number of risks, uncertainties and assumptions that may cause actual results to differ significantly. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including but not limited to the expected benefits and costs of the proposed transaction; management plans relating to the proposed transaction; the expected timing of the completion of the proposed transaction; statements of the plans, strategies and objectives of Brocade and Ruckus for future operations; statements concerning the expected development, performance, market share or competitive performance relating to products and services of Brocade, Ruckus or the combined company; statements about expected synergies and market opportunities; statements regarding anticipated operational and financial results; statements regarding the timing and amount of future share repurchases; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include, but are not limited to, the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the condition that a majority of Ruckus’s shares be validly tendered into the exchange offer; the ability to secure regulatory approvals on the terms expected at all or in a timely manner; the failure of Brocade to obtain the financing described herein; the possibility that the expected benefits of the proposed transaction may not materialize as expected; the possibility that, prior to the completion of the proposed transaction, Ruckus’s business may not perform as expected due to transaction-related uncertainty or other factors; the ability of Brocade to successfully integrate Ruckus’s operations; the ability of Brocade to achieve its plans, forecasts and other expectations with respect to Ruckus’s business after the completion of the proposed transaction and realize expected synergies; business disruptions following the proposed transaction; and other risks described in Brocade’s and Ruckus’s filings with the SEC, such as their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this Current Report are made only as of the date hereof, and Brocade and Ruckus expressly assume no obligation to update any such forward-looking statements whether as the result of new developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BROCADE COMMUNICATIONS SYSTEMS, INC.

Date: April 4, 2016	By:	/s/ Ellen A. O’Donnell
Ellen A. O’Donnell
Senior Vice President, General Counsel and Corporate Secretary

Exhibit Index

Exhibit No	Description

2.1	Agreement and Plan of Merger, dated as of April 3, 2016, among Ruckus Wireless, Inc., Brocade Communications Systems, Inc. and Stallion Merger Sub Inc.*

10.1	Commitment Letter, dated as of April 3, 2016 among Brocade Communications Systems, Inc., Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., SunTrust Bank and SunTrust Robinson Humphrey, Inc.

99.1	Support Agreement, dated as of April 3, 2016, among Brocade Communications Systems, Inc., Stallion Merger Sub Inc. and Selina Lo

99.2	Joint Press release issued by Brocade Communications Systems, Inc. and Ruckus Wireless, Inc. on April 4, 2016

99.3	Investor presentation of Brocade Communications Systems, Inc. and Ruckus Wireless, Inc., dated April 4, 2016

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Brocade undertakes to furnish supplemental copies of any of the omitted schedules or exhibits upon request by the Securities and Exchange Commission.